September 23, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Russell Mancuso

Tom Jones

Praveen Kartholy

Gary Todd

Re:                             Amendment No. 3 to Registration Statement on Form S-1 for Applied Optoelectronics, Inc. (Registration Statement No. 333-190591)

Form 8-A (Registration Statement No. 001-36083)

Acceleration Request

Requested Date: September 25, 2013

Requested Time: 12:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and Rule 12d1-2 of the Securities Exchange Act of 1934, as amended, Applied Optoelectronics, Inc. (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-190591) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Registrant or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) (the “Registration Statement Acceleration Request”). In connection with the Registration Statement Acceleration Request, the Registrant hereby requests that the above referenced Form 8-A (File No. 001-36083) also be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Registrant or its counsel may orally request via telephone call to the Staff. The Registrant hereby authorizes Frank S. Wu of DLA Piper LLP (US), counsel for the Registrant, to make such request on the Registrant’s behalf.

In connection with the acceleration request, the Registrant hereby acknowledges that:

•                        should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                        the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                        the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of the effectiveness of the Registration Statement by telephone to Frank S. Wu of DLA Piper LLP (US) at 713-425-8446. Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Frank S. Wu via facsimile at 713-300-6046. Thank you for your assistance.

Very truly yours,

/s/ Chi-Hsiang (Thompson) Lin

Chi-Hsiang (Thompson) Lin
Chief Executive Officer and President

cc:                                David Kuo (Applied Optoelectronics, Inc.)

James L. Dunn, Jr. (Applied Optoelectronics, Inc.)

Philip Russell (DLA Piper LLP (US))

J. Robert Suffoletta (Wilson Sonsini Goodrich & Rosati, Professional Corporation)